CONYERS

CONYERS DILL & PEARMAN

29th Floor
One Exchange Square
8 Connaught Place
Central
Hong Kong

T +852 2524 7106 | F +852 2845 9268

conyers.com

25 February 2025

Matter No.: 1006367/110695765
852 2842 9530
Richard.Hall@conyers.com

The Nasdaq Stock Market, Inc.
Listing Qualifications
9600 Blackwell Road
Fifth Floor
Rockville, MD 20850
United States of America

Dear Sir / Madam,

Re: Roma Green Finance Limited (the "Company")

We have acted as special Cayman Islands legal counsel to the Company in connection with the following by the Company of certain corporate governance practices in the absence of any established or normal practice in the Cayman Islands ("**Home Country Practice**") and in lieu of certain requirements of the Nasdaq Marketplace Rule 5600 Series (the "**NASDAQ Listing Rules**") as set out in the Appendix.

1. DOCUMENTS REVIEWED

For the purposes of giving this opinion, we have reviewed

1.1. a copy of the Memorandum and Articles of Association of the Company, each certified by the Secretary of the Company on 25 February 2025; and

1.2. such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

2. ASSUMPTIONS

We have assumed:

2.1. the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

2.2. the accuracy and completeness of all factual representations made in the documents reviewed by us;

2.3. that there is no provision of the law of any jurisdiction, other than the Cayman Islands, which would have any implication in relation to the opinions expressed herein; and

2.4. that following Home Country Practice in such circumstances will comply with the NASDAQ Listing Rules.

3. QUALIFICATIONS

3.1. We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

4. OPINION

On the basis of and subject to the foregoing, we are of the opinion that the Company's Home Country Practice relating to corporate governance set forth above is not prohibited by Cayman Islands law.

Yours faithfully,

Conyers Dill & Pearman

Conyers Dill & Pearman

Appendix

(i) Rule 5620(a) of the Nasdaq Listing Rules, pursuant to which each company listing common stock or voting preferred stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year.

(ii) Rule 5620(b) of the Nasdaq Listing Rules, pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

(iii) Rule 5635(a) of the Nasdaq Listing Rules, pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

(iv) Rule 5635(b) of the Nasdaq Listing Rules, pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

(v) Rule 5635(c) of the Nasdaq Listing Rules, pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

(vi) Rule 5635(d) of the Nasdaq Listing Rules, pursuant to which shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.